Exhibit 21

Subsidiary of Corning Natural Gas Holding Corporation

Name	Jurisdiction of Incorporation
Corning Natural Gas Appliance Corporation	New York State
Corning Natural Gas Corporation	New York State
Pike County Light and Power	Pennsylvania
Leatherstocking Gas of New York, Inc	New York State